SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

RULE 13e-3 TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

Heartland Bancshares, Inc.

(Name of Issuer)

Heartland Bancshares, Inc.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.10 Per Share
(Title of Class of Securities)

42234W109
————————————————
(CUSIP Number of Class of Securities)

John P. Greeley
Smith Mackinnon, PA
255 South Orange Avenue, Suite 800
Orlando, Florida 32801
(407) 843-7300
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☒	None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. ☒

     Check the following box if the filing fee is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation*/**	Amount of Filing Fee-

$ 1,790,667	$ 211.00

*	Based upon the book value at March 31, 2005 of the maximum number of shares of common stock to be converted into shares of Series A Preferred Stock in the transaction.
**	Determined pursuant to Rule 0-11 (b)(2) by multiplying $ 1,790,667 by .000 1177.
☐	Check Box if any part of the fee is offset as provided by Rule 0- 11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	Filing Party:

Form or Registration No.:	Date Filed:

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

-i-

INTRODUCTION

     This Rule 13E-3 Transaction Statement on Schedule 13E-3 is being filed by Heartland Bancshares, Inc., a Florida corporation, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13E-3 thereunder. We are proposing that our shareholders adopt an amendment to our articles of incorporation that will result in the reclassification of certain shares of our common stock into newly authorized shares of preferred stock. If the transaction is completed, our shareholders of record who hold less than 501 shares of common stock will receive shares of preferred stock on the basis of one share of preferred stock for each share of common stock held by such shareholders. As a result, shareholders or record who hold 501 or more shares of common stock prior to the transaction will continue to hold the same number of shares following the reclassification transaction. The effect of the transaction will be to reduce the number of shareholders of record of common stock to less than 300, which will allow us to terminate our reporting obligations.

     Attached to this Schedule 13E is a proxy statement in connection with the special meeting of Heartland Bancshares, Inc. shareholders at which such shareholders will consider the reclassification. Heartland Bancshares, Inc. is not subject to Regulation 14A under the Securities Exchange Act of 1934, as amended.

     The information contained in the proxy statement is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the proxy statement. As of the date hereof, the proxy statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be amended to reflect such completion or amendment of the proxy statement.

     All parenthetical references under the various Items contained in this Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

TRANSACTION STATEMENT

ITEM 1. Summary Term Sheet.

Reg. M-A 1001

     The information set forth in the proxy statement under the captions “SUMMARY TERM SHEET” and “QUESTIONS AND ANSWERS ABOUT THE RECLASSIFICATION TRANSACTION” is hereby incorporated herein by reference.

ITEM 2. Subject Company Information.

Reg. M-A 1002

(a)	The information set forth in the proxy statement under the caption “SUMMARY TERM SHEET-Heartland Bancshares” is hereby incorporated herein by reference.

(b)	The information set forth in the proxy statement under the caption “SPECIAL FACTORS-Background of the Reclassification Transaction” is hereby incorporated herein by reference.

(c)	The information set forth in the proxy statement under the caption “MARKET PRICE OF Heartland Bancshares COMMON STOCK AND DIVIDEND INFORMATION-Comparative Market Price Data” is hereby incorporated herein by reference.

(d)	The information set forth in the proxy statement under the caption “MARKET PRICE OF Heartland Bancshares COMMON STOCK AND DIVIDEND INFORMATION” is hereby incorporated herein by reference.

(e)	Not applicable.

(f)	The information set forth in the proxy statement under the caption “COMMON STOCK PURCHASE INFORMATION-Prior Stock Purchases” is hereby incorporated herein by reference.

ITEM 3. Identity and Background of Filing Person

Reg. M-A 1003(a) through (c)

(a)-(c)	The information set forth in the proxy statement under the captions “SUMMARY TERM SHEET-Heartland Bancshares” is hereby incorporated herein by reference.

During the last five years, Heartland Bancshares has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

Directors and Executive Officers of Heartland Bancshares, Inc.

Set forth in the table below are the (i) name, (ii) address, (iii) current principal occupation or employment, and the name, principal business and address of any corporation or other organization in which the employment or occupation is conducted, and (iv) material occupations, positions, offices or employment during the past five years, and the name, principal business and address of any corporation or other organization in which the occupation, position, office or employment was carried on, of each of our directors and executive officers. Each person identified below is a United States citizen. Unless otherwise noted, the principal address of each person identified below is 320 U.S. Highway 27 North, Sebring, Florida 33870.

Current Principal Occupation or Employment
Name and Address	and Material Positions Held During the Past Five Years
James B. Bellflower 4200 Appaloosa Road Sebring, FL 33875	James B. Belflower, age 53, has served as the Executive Vice President and Senior Lending Officer of Heartland National Bank since February 1999.

James C. Clinard 106 Marbet Drive Lake Placid, FL 33852	James C. Clinard, age 51, has served the President and Chief Executive Officer of Heartland Bancshares since its formation in August 1998.

Hosmer L. Compton P. O. Box 1185 Lake Placid, FL 33862	Hosmer L. Compton, age 60, is the owner of Compton Rental Properties and H.L. Compton Co. He is a licensed residential contractor and realtor, specializing in investment real estate with Century 21 Compton Realty. Mr. Compton currently serves as Chairman of the Lake Placid Local Planning Agency, and is a member of the Highlands County Intergovernmental Coordinating Element Advisory Committee

Roger D. Gurganus 1515 N. Isis Drive Avon Park, FL 33825	Roger D. Gurganus, age 52, is the owner of Big T Tire Company, a wholesale/retail tire supplier in Avon Park he founded over 15 years ago. Mr. Gurganus also owns citrus properties in Highlands County.

William R. Handley 2636 Mellow Lane Sebring, FL 33870	William R. Handley, age 50, is the owner of Homes by Handley, Inc., a construction company he founded in 1984.

Current Principal Occupation or Employment
Name and Address	and Material Positions Held During the Past Five Years
Bert J. Harris, III 401 Dal Hall Blvd. Lake Placid, FL 33852	Bert J. Harris, III, age 52, has practiced law as a partner in the law firm of Swaine, Harris and Sheehan, P.A. since 1990. Mr. Harris and his firm served as bank counsel for Barnett Bank of Highlands County for over ten years and also represented NationsBank/Highlands County, SunTrust Bank/Central Florida and Community Bank of Lake Placid.

Issac G. Nagib 705 NE Lakeview Drive Sebring, FL 33870	Issac G. Nagib, age 50, began his career in physical therapy as Senior Physical Therapist at Mercy Hospital, Champaign, Illinois in 1980. In 1984, Dr. Nagib moved to Highlands County, Florida to serve in the position of Director of Physical Therapy at Highlands Regional Hospital in Sebring. Today, he operates AVA Rehabilitation Clinic in Lake Wales, Florida.

Robert P. Palmer 1957 Lake Lotela Drive Avon Park, FL 33825	Robert P. Palmer, age 70, is the owner of Palmer Electric Service, Inc., an electrical and air conditioning business he founded in 1960. Mr. Palmer also owns Palmer True Value Hardware and Palmer Just Ask Rental Store.

S. Allen Skipper 3700 Emergency Lane Sebring, FL 33870	S. Allen Skipper, age 50, earned his Bachelor of Science degree in 1976 and his Medical Degree in 1980, both from the University of South Florida. Dr. Skipper has practiced in Sebring, Florida since 1987 as a General and Vascular Surgeon.

Edward L. Smoak 1025 CR 17 North Lake Placid, FL 33852	Edward L. Smoak, age 57, has been a managing partner in his family citrus and cattle business since 1970, as well as owning substantial citrus properties individually.

Malcolm C. Watters, Jr. 2220 CR 17 North Lake Placid, FL 33852	Malcolm C. Watters, Jr., age 57, a graduate of the University of Florida, has been self-employed in the citrus business since 1970.

Lawrence B. Wells 309 US 27 South Lake Placid, FL 33852	Lawrence B. Wells, age 50, began a career in the insurance industry in 1974 with Florida Farm Bureau and formed an independent agency in Lake Placid, Florida in 1983, which today has offices in Lake Placid, Sebring and Wauchula, Florida.

Stanley H. Wells 1600 US 27 South Avon Park, FL 33825	Stanley H. Wells, age 56, has served for over 20 years as President of Wells Motor Company, a Dodge, Chrysler Dealership in Avon Park founded by his family in 1931.

To our knowledge, none of the foregoing directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

ITEM 4. Terms of Transaction.

Reg. M-A 1004(a) and (c) through (f)

(a)	The information set forth in the proxy statement under the captions “SUMMARY TERM SHEET,” “INTRODUCTION AND OVERVIEW OF THE RECLASSIFICATION TRANSACTION,” “SPECIAL FACTORS-Background of the Reclassification Transaction,” “SPECIAL FACTORS-Purpose and Structure of the Reclassification Transaction,” “SPECIAL FACTORS-Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” “SPECIAL FACTORS-Effects of the Reclassification Transaction on Heartland Bancshares; Plans or Proposals after the Reclassification Transaction,” “SPECIAL FACTORS-Effects of the Reclassification Transaction on Shareholders of Heartland Bancshares,” “SPECIAL FACTORS-Accounting Treatment,” “SPECIAL FACTORS”-Preferred Stock,” and “SPECIAL FACTORS-Material Federal Income Tax Consequences of the Reclassification Transaction” is hereby incorporated herein by reference.

(c)	The information set forth in the proxy statement under the caption “SPECIAL FACTORS-Effects of the Reclassification Transaction on Shareholders of Heartland Bancshares” is hereby incorporated herein by reference.

(d)	The information set forth in the proxy statement under the caption “SPECIAL FACTORS-Appraisal Rights” is hereby incorporated herein by reference.

(e)	The information set forth in the proxy statement under the caption “SPECIAL FACTORS-Heartland Bancshares’s Position as to the Fairness of the Reclassification Transaction” is hereby incorporated herein by reference.

(f)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS-Preferred Stock” and “DESCRIPTION OF CAPITAL STOCK” is hereby incorporated herein by reference.

ITEM 5. Past Contacts, Transaction, Negotiations and Agreements.

Reg. M-A 1005(a) through (c) and (e)

(a)	The information set forth in the proxy statement under the caption “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS-Related Transactions,” is hereby incorporated herein by reference.

(b)-(d)	Not applicable.

(e)	The information set forth in the proxy statement under the captions “INTRODUCTION AND OVERVIEW OF THE RECLASSIFICATION TRANSACTION-Quorum; Vote Required for Approval,” and “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS-Agreements Involving Heartland Bancshares’s Securities” is hereby incorporated herein by reference.

ITEM 6. Purposes of the Transaction and Plans or Proposals.

Reg. M-A 1006(b) and (c)(1)-(8)

(b)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS-Effects of the Reclassification Transaction; Plans or Proposals after the Reclassification Transaction” and “SPECIAL FACTORS-Accounting Treatment” is hereby incorporated herein by reference.

(c)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS-Background of the Reclassification Transaction,” “SPECIAL FACTORS-Effects of the Reclassification Transaction; Plans or Proposals after the Reclassification Transaction,” and “SPECIAL FACTORS-Effects of the Reclassification Transaction on Shareholders of Heartland Bancshares” is hereby incorporated herein by reference.

ITEM 7. Purpose(s), Alternatives, Reasons and Effects.

Reg. M-A 1013

(a)-(c)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS-Background of the Reclassification Transaction,” “SPECIAL FACTORS-Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” and “SPECIAL FACTORS-Purpose and Structure of the Reclassification Transaction” is hereby incorporated herein by reference.

(d)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS-Background of the Reclassification Transaction,” “SPECIAL FACTORS-Effects of the Reclassification Transaction; Plans or Proposals after the Reclassification Transaction,” “SPECIAL FACTORS-Effects of the Reclassification Transaction on Shareholders of Heartland Bancshares,” and “SPECIAL FACTORS-Material Federal Income Tax Consequences of the Reclassification Transaction” is hereby incorporated herein by reference.

ITEM 8. Fairness of the Transaction

Reg. M-A 1014

(a)-(b)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS-Background of the Reclassification Transaction,” and “SPECIAL

FACTORS-Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” is hereby incorporated herein by reference.
(c)	The information set forth in the proxy statement under the captions “INTRODUCTION AND OVERVIEW OF THE RECLASSIFICATION TRANSACTION-Quorum; Vote Required for Approval,” “SPECIAL FACTORS-Background of the Reclassification Transaction,” and “SPECIAL FACTORS-Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation” is hereby incorporated herein by reference.

(d)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS-Background of the Reclassification Transaction” and “SPECIAL FACTORS-Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation” is hereby incorporated herein by reference.

(e)	The information set forth in the proxy statement under the captions “INTRODUCTION AND OVERVIEW OF THE RECLASSIFICATION TRANSACTION-Quorum; Vote Required for Approval,” “SPECIAL FACTORS-Background of the Reclassification Transaction,” and “SPECIAL FACTORS-Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation” is hereby incorporated herein by reference.

(f)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS-Background of the Reclassification Transaction” and “SPECIAL FACTORS-Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation” is hereby incorporated herein by reference.

ITEM 9. Reports, Opinions, Appraisals and Negotiations.

Reg. M-A 1015

(a)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS-Background of the Reclassification Transaction,” “SPECIAL FACTORS-Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” and “OTHER MATTERS-Reports, Opinions, Appraisals, and Negotiations” is hereby incorporated herein by reference.

(b)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS-Background of the Reclassification Transaction” and “SPECIAL

FACTORS-Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” is hereby incorporated herein by reference.

(c)	Not applicable.

ITEM 10. Source and Amount of Funds or Other Consideration.

Reg. M-A 1007

(a)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS-Background of the Reclassification Transaction” and “SPECIAL FACTORS-Financing of the Reclassification Transaction” is hereby incorporated herein by reference.

(b)	The information set forth in the proxy statement under the caption “SPECIAL FACTORS-Financing of the Reclassification Transaction” is hereby incorporated herein by reference.

(c)	The information set forth in the proxy statement under the caption “SPECIAL FACTORS-Fees and Expenses” is hereby incorporated herein by reference.

(d)	The information set forth in the proxy statement under the caption “SPECIAL FACTORS-Financing of the Reclassification Transaction” is hereby incorporated herein by reference.

ITEM 11. Interest in Securities of the Subject Company.

Reg. M-A 1008

(a)	The information set forth in the proxy statement under the caption “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” is hereby incorporated herein by reference.

(b)	The information set forth in the proxy statement under the caption “COMMON STOCK PURCHASE INFORMATION-Recent Transactions” is hereby incorporated herein by reference.

ITEM 12. The Solicitation or Recommendation.

Reg. M-A 1012(d) and (e)

(d)	The information set forth in the proxy statement under the captions “INTRODUCTION AND OVERVIEW OF RECLASSIFICATION TRANSACTION-Quorum; Vote Required for Approval,” “SPECIAL FACTORS-Background of the Reclassification Transaction,” “SPECIAL FACTORS-Reasons for the Reclassification Transaction; Fairness of the

Reclassification Transaction; Board Recommendation,” and “SPECIAL FACTORS-Interests of Certain Persons in the Reclassification Transaction” is hereby incorporated herein by reference.

(e)	The information set forth in the proxy statement under the captions “SPECIAL FACTORS-Background of the Reclassification Transaction” and “SPECIAL FACTORS-Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation” is hereby incorporated herein by reference.

ITEM 13. Financial Statements.

Reg. M-A 1010(a) and (b)

(a)	The information set forth in the proxy statement under the captions “FINANCIAL INFORMATION-Selected Historical and ProForma Financial Data” and “OTHER MATTERS-Information Incorporated by Reference” is hereby incorporated herein by reference.

(b)	The information set forth in the proxy statement under the caption “FINANCIAL INFORMATION-Selected Historical and ProForma Financial Data” is hereby incorporated herein by reference.

ITEM 14. Persons/Assets, Retained, Employed, Compensated or Used.

Reg. M-A 1009

(a)-(b)	The information set forth in the proxy statement under the captions “INTRODUCTION AND OVERVIEW OF RECLASSIFICATION TRANSACTION-Solicitation of Proxies; Expenses of Solicitation” and “OTHER MATTERS-Persons Making the Solicitation” is hereby incorporated herein by reference.

ITEM 15. Additional Information.

Reg. M-A 1011 (b)

(a)	The information set forth in the proxy statement, including all appendices attached thereto, is hereby incorporated herein by reference.

ITEM 16. Material to be Filed as Exhibits.

Reg. M-A 1016(a) through (d), (f) and (g)

(a)	Preliminary Proxy Statement, together with the proxy card.

(b)	Not applicable.

(c)	Not applicable.

(d)	Not applicable.

(e)	Preliminary Proxy Statement.

(f)	Preliminary Proxy Statement.

(g)	Not applicable.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 20, 2005	HEARTLAND BANCSHARES, INC.
/s/ James C. Clinard
By: James C. Clinard
	Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit
Number	Description
(a)	Preliminary Proxy Statement, together with the proxy card.
(b)	Not applicable.
(c)	Not applicable.
(d)	Not applicable.
(e)	Not applicable.
(f)	Preliminary Proxy Statement (see Exhibit (a))
(g)	Not applicable.